    EXHIBIT 97.1

Hillenbrand, Inc.
Clawback Policy
(Effective October 2, 2023)
1.Purpose

The Compensation and Management Development Committee of the Board of Directors (“Board”) of Hillenbrand, Inc. (the “Company”) has determined that is in the best interests of the Company to adopt this Clawback Policy (the “Policy”) as of the Effective Date.

This Policy is designed to comply with, and shall be interpreted to be consistent with, Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 promulgated under the Exchange Act (“Rule 10D-1”) and Section 303.A.14 of the New York Stock Exchange Listed Company Manual (“the Listing Standards”).

2.Definitions

For purposes of this Policy, the following definitions shall apply:

a)“Committee” means the Compensation and Management Development Committee of the Board.
b)“Company Group” means the Company and each of its Subsidiaries, as applicable.
c)“Covered Compensation” means any Incentive-Based Compensation granted, vested or paid to a person who served as an Executive Officer at any time during the performance period for the Incentive-Based Compensation and that was received (i) on or after the Effective Date, (ii) after the person became an Executive Officer and (iii) at a time that the Company had a class of securities listed on a national securities exchange or a national securities association.
d)“Effective Date” means October 2, 2023.
e)“Erroneously Awarded Compensation” means the amount of Covered Compensation granted, vested or paid to an Executive Officer that exceeds the amount of Covered Compensation that otherwise would have been granted, vested or paid to the Executive Officer had such amount been determined based on the applicable Restatement as defined in Section 4.2.
f)“Exchange Act” means the Securities Exchange Act of 1934, as amended.
g)“Executive Officer” means each “officer” of the Company as defined under Rule 16a-1(f) under Section 16 of the Exchange Act, which shall be deemed to include any individuals identified by the Company as executive officers pursuant to Item 401(b) of Regulation S-K under the Exchange Act. Both current and former Executive Officers are subject to the Policy in accordance with its terms, including following the termination of their employment with the Company.
h)“Financial Reporting Measure” means (i) any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures derived wholly or in part from such measures and may consist of GAAP or non-GAAP financial measures (as defined under Regulation G of the Exchange Act and Item 10 of Regulation S-K under the Exchange Act), (ii) stock price, or (iii) total shareholder return. Financial Reporting Measures may or may not be filed with the SEC and may be presented outside the Company’s financial statements, such as in Managements’ Discussion and Analysis of Financial Conditions and Result of Operations or in the performance graph required under Item 201(e) of Regulation S-K under the Exchange Act.
i)“Home Country” means the Company’s jurisdiction of incorporation.
j)“Incentive-Based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure.
k)“Lookback Period” means the three completed fiscal years (plus any transition period of less than nine months that is within or immediately following the three completed fiscal years and that results from a change in the Company’s fiscal year) immediately preceding the date on which the Company is required to prepare a Restatement for a given reporting period, with such date being the earlier of: (i) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement, or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare a Restatement. Recovery of any Erroneously Awarded Compensation under the Policy is not dependent on if or when the Restatement is actually filed with the SEC.
l)“NYSE” means the New York Stock Exchange.
m)“received” Incentive-Based Compensation is deemed “received” in the Company’s fiscal period during which the Financial Reporting Measure specified in or otherwise relating to the Incentive-Based Compensation award is attained, even if the grant, vesting or payment of the Incentive-Based Compensation occurs after the end of that period.
n)“Restatement” means a required accounting restatement of any Company financial statement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including (i) to correct an error in previously issued financial statements that is material to the previously issued financial statements (commonly referred to as a “Big R” restatement) or (ii) to correct an error in previously issued financial statements that is not material to the previously issued financial statements but that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (commonly referred to as a “little r” restatement), within the meaning of Exchange Act Rule 10D-1 and NYSE listing standard Section 303A.14. Changes to the Company’s financial statements that do not represent error corrections under the then-current relevant accounting standards will not constitute Restatements. Recovery of any Erroneously Awarded Compensation under the Policy is not dependent on fraud or misconduct by any person in connection with the Restatement.
o)“SEC” means the United States Securities and Exchange Commission.
p)“Subsidiary” means any domestic or foreign corporation, partnership, association, joint stock company, joint venture, trust or unincorporated organization “affiliated” with the Company, that is, directly or indirectly, through one or more intermediaries, “controlled by” or “under common control with”, the Company. “Control” for this purpose means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, contract or otherwise.

3.Scope

This Policy applies to the Company’s Executive Officers. As of the effective date of this policy, Company officers who are not Executive Officers are not subject hereto.

4.Policy Statement

4.1Recoupment of Erroneously Awarded Compensation.

In the event of a Restatement, any Erroneously Awarded Compensation received during the Lookback Period prior to the Restatement (a) that is then-outstanding but has not yet been paid shall be automatically and immediately forfeited, or (b) that has been paid to any Executive Officer shall be subject to reasonably prompt repayment to the Company Group in accordance with this Section. The Committee must pursue (and shall not have the discretion to waive) the forfeiture and/or repayment of such Erroneously Awarded Compensation in accordance with this Section, except as provided below.

Notwithstanding the foregoing, the Committee (or, if the Committee is not then composed entirely of independent directors, a majority of the independent directors serving on the Board) may determine not to pursue the forfeiture and/or recovery of Erroneously Awarded Compensation from any Executive Officer if the Committee determines that such forfeiture and/or recovery would be impracticable due to any of the following circumstances:
(i)the direct expense paid to a third party (for example, reasonable legal expenses and consulting fees) to assist in enforcing the Policy would exceed the amount to be recovered (following reasonable attempts by the Company Group to recover such Erroneously Awarded Compensation, the documentation of such attempts, and the provision of such documentation to the NYSE),
(ii)pursuing such recovery would violate the Company’s Home Country laws adopted prior to November 28, 2022 (provided that the Company obtains an opinion of Home Country counsel acceptable to the NYSE that recovery would result in such a violation and provides such opinion to the NYSE), or
(iii)recovery would likely cause any otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of Company Group, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

4.2Amount Subject to Recovery.

The amount of “Erroneously Awarded Compensation” subject to recovery under the Policy, as determined by the Committee, is the amount of Incentive-Based Compensation received by the Executive Officer that exceeds the amount of Incentive-Based Compensation that would have been received by the Executive Officer had it been determined based on the restated amounts.

Erroneously Awarded Compensation shall be computed by the Committee without regard to any taxes paid by the Covered Executive in respect of the Erroneously Awarded Compensation. By way of example, with respect to any compensation plans or programs that take into account Incentive-Based Compensation, the amount of Erroneously Awarded Compensation subject to recovery hereunder includes, but is not limited to, the amount contributed to any notional account based on Erroneously Awarded Compensation and any earnings accrued to date on that notional amount.

For Incentive-Based Compensation based on stock price or total shareholder return (“TSR”): (a) the Committee shall determine the amount of Erroneously Awarded Compensation based on a reasonable estimate of the effect of the Restatement on the stock price or TSR upon which the Incentive-Based Compensation was received; and (b) the Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to the NYSE.

4.3Means of Repayment.

In the event that the Committee determines that any Executive Officer shall repay any Erroneously Awarded Compensation, the Committee shall provide written notice to such Executive Officer by email or certified mail to the physical address on file with the Company Group for such Executive Officer, and the Executive Officer shall satisfy such repayment in a manner and on such terms as required by the Committee, and the Company Group shall be entitled to set off the repayment amount against any amount owed to the Executive Officer by the Company Group, to require the forfeiture of any award granted by the Company Group to the Executive Officer, or to take any and all necessary actions to reasonably promptly recoup the repayment amount from the person, in each case, to the fullest extent permitted under applicable law, including without limitation, Section 409A of the Internal Revenue Code and the regulations and guidance thereunder. If the Committee does not specify a repayment timing in the written notice described above, the applicable Executive Officer shall be required to repay the Erroneously Awarded Compensation to the Company Group by wire, cash or cashier’s check no later than thirty (30) days after receipt of such notice.

5.No Indemnification.

Notwithstanding the terms of any indemnification or insurance policy or any contractual arrangement with any Executive Officer that may be interpreted to the contrary, the Company shall not indemnify any Executive Officer against the loss of any Erroneously Awarded Compensation. No Executive Officer shall receive any advancement of expenses for disputes related to any loss of compensation by such Executive Officer in accordance with this Policy, and no Executive Officer shall be paid or reimbursed by the Company Group for any premiums paid by such person for any third-party insurance policy covering potential recovery obligations under this Policy. For this purpose, “indemnification” includes any modification to current compensation arrangements or other means that would amount to de facto indemnification (for example, providing the Executive Officer a new cash award which would be cancelled to effect the recovery of any Erroneously Awarded Compensation).

6.Miscellaneous

This Policy generally will be administered and interpreted by the Committee. Any determination by the Committee with respect to this Policy shall be final, conclusive and binding on all interested parties. Any discretionary determinations of the Committee under this Policy, if any, need not be uniform with respect to all persons, and may be made selectively amongst persons, whether or not such persons are similarly situated. This Policy is intended to satisfy the requirements of Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, as it may be amended from time to time, and any related rules or regulations promulgated by the SEC or the NYSE, including any additional or new requirements that become effective after the Effective Date which upon effectiveness shall be deemed to automatically amend this Policy to the extent necessary to comply with such additional or new requirements.

The provisions in this Policy are intended to be applied to the fullest extent of the law. To the extent that any provision of this Policy is found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to applicable law. The invalidity or unenforceability of any provision of this Policy shall not affect the validity or enforceability of any other provision of this Policy. Recoupment of Erroneously Awarded Compensation under this Policy is not dependent upon the Company Group satisfying any conditions in this Policy, including any requirement to provide applicable documentation to the NYSE.

The rights of the Company Group under this Policy to seek forfeiture or reimbursement are in addition to, and not in lieu of, any rights of recoupment, or remedies or rights other than recoupment, that may be available to the Company Group pursuant to the terms of any law, government regulation or stock exchange listing requirement or any other policy, code of conduct, employee handbook, employment agreement, equity award agreement, or other plan or agreement of the Company Group.

7.Amendment and Termination

To the extent permitted by, and in a manner consistent with applicable law, including SEC and NYSE rules, the Committee may terminate, suspend or amend this Policy at any time in its discretion.

8.Successors

This Policy shall be binding and enforceable against Executive Officers and their respective beneficiaries, heirs, executors, administrators or other legal representatives with respect to any Covered Compensation granted, vested or paid to or administered by such persons or entities.
4